BARU

A New Paradigm

Management of inventory costs 50% of retail prices.

BARU invents zero-inventory fast retail; starting with furniture.

BARU

Our Business Model

And we make furnishing your home convenient.

The furniture you envision in AR is tailor-made and delivered to you in a week.

BARU

Executive Team



Tino Go, Founder & CEO

- Finance & Operations, US & Europe
- Restructuring Consultant for Ford Motor
- Oversaw growth $12M to $25M and acquisitions for $60M sales increase
- CFO for $1.2B N. Am. business unit

BASF
We create chemistry



Kevin Rainbolt, CTO

- Leading global team of 20 engineers with a $5M operating budget
- Developing massive PC-based high-fidelity flight simulation test harness for aerospace systems validation and verification



Leland Thomasset, VP Product

- 30-yrs Owner of Taghkanic Woodworking
- Nationally recognized thought leader for manufacturing automation
- Cabinet Makers Association, Long-term Board Member & 2019 CMA President

Taghkanic Woodworking

The Problem

City Apartments


BREAKFAST ROOM
6'2 x 5'9
BEDROOM
11'5 x 16'10
DRESSING AREA
KITCHEN
6'2 x 9'10
LIVING ROOM /
FORMAL DINING AREA
12'9 x 22'9
WIC
WIC
FOYER
11' x 8'8
CL
CL
ENTRY

$1.2m


BEDROOM
11'7" x 16'9"
KITCHEN/
LIVING/
DINING ROOM
11'7" x 17'8"
REF
BATH
5' x 7'
CLOSET
BATH
5' x 6'3"
CLOSET

$790k


DW
BEDROOM
13'2" x 14'3"
BATH
KITCHEN
6' x 11'
REF
CLOSET
LIVING/
DINING ROOM
12'6" x 18'5"
FOYER
8'7" x 7'4"
WALK
IN
CLOSET
CLOSET

$499k

Furniture Shopping Sucks.

Homes come in all shapes and sizes. Finding furniture that fits is often challenging. But it doesn't have to be.



$875k



BARU's Solution

Design Furniture In Augmented Reality

Our App makes it easy to design furniture, adjust size, colors, and materials right on your phone.

The custom product order is translated into instructions for manufacturing automation.

Patent Pending

Patent Application Number 16/439,831


BARU
All Furniture
Bed with Storage
Bookshelf
Console Cabinet
Desk
Room Divider
Dressing Console

Pick Product


Object
AR
24"
56"
28"
Confirm

Customize


Delivered in a week

Purchase

Patent to be owned by Baru, Inc.

How it works

Hyper-Local Manufacturing

We tap into underused manufacturing automation in workshops less than 1-hour from any delivery location.

New York	67 local shops
California	23 local shops



Capital-Efficient Zero-Footprint Manufacturing Network

Intelligent allocation of manufacturing jobs based on shop workload and location



The 80/20 Rule Among Shoppers

BARU's Core Customers

- You can't buy what doesn't exist – BARU solves that problem!
- Millennials buy online, want personalization, and comprise 37% of households.

Mass-produced furniture is sized for the average buyer in the average home. A lot of shoppers don't aspire to be an average person.


80% of Shoppers
$18 Billion US Annual Sales of Mass-Produced Furniture
BARU
BARU

Underserved white space ~$3B

Design and buy the perfect size with BARU

Competitive Positioning

- TAM $18B - existing
- SAM $3B - white space
- SOM $1B - BARU
- BARU expands market


$$$$
RH
RESTORATION HARDWARE
west elm
POTTERY BARN
Crate&Barrel
BARU
Limited Sizes
Any Size
ASHLEY FURNITURE HomeStore
IKEA
VCF
VALUE CITY FURNITURE
$

Strategy

Competitive Advantage

- **BARU BRAND:**
  - Highest quality at each price level
  - BARU for custom solutions

- **Proactively architect network effects**


Customers
BARU
Multi-Sided
Platform
Designers
Manufacturers

Marketing Plan and Expansion

BARU Starts in Manhattan



- Designed for small apartments
- Target home relocations with PR, social, sales affiliates, pop-ups, & word-of-mouth programs
- Grow manufacturing network and sales regions beyond NYC

2020 Operating Plan

POC and Scale-up Funding Plan



Tech Built $175k
Wefunder Launch
$1M Raised
Annual Sales 1050 units ($1470k)
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Amazon Sales Page
NYC Marketing & PR
Social Media Content
Sales 50 units ($52k)
Sales 275 units ($330k)
Sales 725 units ($1088k)

These figures are forward-looking and cannot be guaranteed.

Growth Plan

Post Series A Funding

- We grow by expanding our US manufacturing capacity to 60 metro areas & 225M population.
- 250 units/ month capacity in each delivery zone.
  ~3k units and $4.5M/ year
- **Exit by IPO or Acquirer:** Financially accretive to Amazon, Wayfair, Rakuten, Pinterest, and Etsy.


EBITDA
Expenses
Revenue
Millions
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1M
$35M
$144M
$360M
$601M
$962M
2020
2021
2022
2023
2024
2025

	2020	2021	2022	2023	2024	2025
Manufacturing Partners & Delivery Zones	1	10	30	60	102	173

These are forward-looking figures that cannot be guaranteed.

Seed Funding

Use of Funds

- $1 Million Seed Round
- Angel funding received $175 thousand *
- Founders' investment exceeds $170 thousand

* John Dean (CEO Silicon Valley Bank, retired), John Davidson (Startup Capital Ventures, retired), Lyric Turner (Furniture Industry Professional)

2020 Use of Funds



Allocation
15%
19%
65%
Operations
Technology
Sales & Mktg

BARU

A New Business Paradigm

Join Us!